SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	October 17, 2006 at 10.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso has appointed Jouko Karvinen as its new CEO

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board of Directors has appointed Jouko Karvinen, M.Sc. (Eng.), as the new CEO of Stora Enso. He will join the company on 1 January 2007 and will take up the position of CEO following the Annual General Meeting (AGM) on 29 March 2007. Mr Karvinen is currently Chief Executive Officer of Philips Medical Systems Division and a member of the Board of Management of Royal Philips Electronics.

“The Board of Directors is delighted that Jouko Karvinen will be joining Stora Enso as Chief Executive Officer. He will bring global experience, a strong commitment to innovation and a track record of improving profitability in the businesses he has managed,” comments Claes Dahlbäck, Chairman of the Stora Enso Board of Directors.

“Jouko has shown he has the capability to lead an organisation to deliver results through acquisitions, operational improvements, innovation and building customer loyalty.”

Mr Karvinen, born in 1957, holds a Master of Science degree in Electronics and Industrial Economics from Tampere University of Technology in Finland. He has had a 25-year career in industrial automation and, more recently, healthcare technologies in business-to-business markets.

He joined Royal Philips in 2002 to head its Medical Systems Division following four US acquisitions. The division had revenues of EUR 6.3 billion in 2005. Before joining Philips, he was responsible for the Automation Division of ABB Group Ltd. He served ABB Group in several international positions and was a member of the ABB Group Executive Committee from 2000 to 2002.

“I am thrilled to be joining the forest products industry and one of its leading players, Stora Enso. It is an honour to succeed Jukka Härmälä as CEO. I – together with the Stora Enso team – relish the challenge of continuing to develop Stora Enso and further improve its performance,” says Jouko Karvinen.

Jukka Härmälä will leave the position of CEO following the AGM on 29 March 2007. He will continue to undertake special assignments specified by the Board of Directors of Stora Enso until the end of August 2007.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

2(3)

“I offer my best wishes to Jouko in his new role as CEO of Stora Enso. I am happy to be leaving the company in good hands. I am sure the drive for improvement will be maintained under the leadership of the new CEO,” comments Jukka Härmälä.

For further information, please contact:

Claes Dahlbäck, Chairman of the Board, tel. +46 8 545 07 744

Jukka Härmälä, Chief Executive Officer, tel. +358 2046 21404

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

PRESS CONFERENCE IN HELSINKI

You can follow a press conference starting at 13.00 Finnish time (immediately after publication of this announcement) live on our website at www.storaenso.com/investors.

APPENDIX	CV of Mr Karvinen

Photos of Mr Karvinen are available at

http://bmt.storaenso.com/storaensolink.jsp?imageid=061017

Please copy the link into your web browser.

For free broadcast-standard video content about Stora Enso, please log onto www.thenewsmarket.com/storaenso. You can preview and request broadcast-standard video which will be delivered digitally or by tape. Registration and video is free to the media.

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj

Business ID 1039050-8

3(3)

Jouko Karvinen - Curriculum Vitae

Personal Data:

Date & Place of Birth:	31 August 1957 in Helsinki, Finland
Marital Status:	Married, two children

Summary of Recent Employment:

April 2006 to date:

Chief Executive Officer – Philips Medical Systems Division

Executive Vice President & member of Board of Management, Royal Philips Electronics,

based in Amsterdam, Netherlands

June 2002–March 2006

Chief Executive Officer – Philips Medical Systems Division,

Senior Vice President & member of Group Management Committee, Royal Philips Electronics, based in

Boston, Massachusetts, USA

November 2000–May 2002

Executive Vice President – ABB Group Ltd

Head of Automation Technology Products Division

Member of Group Executive Committee, based in Zürich, Switzerland

September 1998–October 2000

Senior Vice President – Business Area Automation Power Products, based in Zürich, Switzerland

1993–September 1998

Vice President – Business Unit Drives Products & Systems, based in Zürich, Switzerland

1990–1993

Vice President – Power Electronics Division of ABB Drives OY Global

AC Drives Feeder Factory and R&D Centre, based in Helsinki, Finland

1988–1990

Profit Centre Manager – LV AC Drives, based in Helsinki, Finland

1987–1988

Manager Adv. Development Allen-Bradley Stromberg Inc.

A business development role reporting to Joint Venture President, based in Milwaukee, Wisconsin, USA

1982–1987

Various positions in Stromberg OY’s Traction Business in Project Management, Sales, Marketing & Commissioning, based in Helsinki, Finland

Education:

1976–1982

Master of Science in Power Electronics, Applied Electronics & Industrial Economics at Tampere University of Technology in Finland

Stora Enso Oyj

Business ID 1039050- 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and
CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel